

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2020

Anthony Augliera
Executive Vice President and Secretary
Wells Fargo & Company
301 S. Tryon Street
Charlotte, North Carolina 28282

  Re: Wells Fargo & Company
    Registration Statement on Form S-3
    Filed June 8, 2020
    File No. 333-239017

Dear Mr. Augliera:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Stickel at 202-551-3324 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance